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                                       SFI
                            ------------------------
                            STANDARD FINANCIAL, INC.
                                     [LOGO]

Dear Stockholder:

     We are pleased to offer you this Dividend Reinvestment and Stock Purchase Plan (the "Plan").

     The Plan provides you with the opportunity to purchase additional shares of the Company's common stock by reinvesting your cash dividends. The Plan further permits you to purchase additional shares of the Company's common stock in amounts of at least $25 per month, up to a maximum of $5,000 per calendar quarter. The Plan, administered by Harris Trust and Savings Bank, offers a convenient, automatic way to increase your investment in the Company and put your dividends to work promptly in additional shares of stock. Participation is entirely voluntary. You may join or terminate your participation at any time.

     The accompanying Prospectus describes the Plan and answers some of the more frequently asked questions. Please read it carefully. If you wish to begin taking advantage of the opportunities offered by the Plan, please complete the enclosed Stockholder Authorization Card and return it in the pre-addressed, postage-paid envelope provided. If you do not wish to participate, no action is necessary.

                                        Sincerely,




                                        David Mackiewich
                                        Chairman of the Board
                                        and President